

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2010

Mr. Douglas A. Neugold
President and Chief Executive Officer
ATMI, Inc.
7 Commerce Drive
Danbury, CT 06810
Also via facsimile to (203) 797-2544

      Re: ATMI, Inc.
             Form 10-K for the fiscal year ended December 31, 2009
             File No. 001-16239

Dear Mr. Neugold:

      We have completed our review of your filings and do not have any further comments at this time.

                  Sincerely,

                  Jay Ingram
                  Legal Branch Chief